

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2012

Via E-mail
W. Bruce Johnson
Chief Executive Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

> Re: **Sears Hometown and Outlet Stores, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 13, 2012**
> **File No. 333-181051**

Dear Mr. Johnson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Determination of Subscription Price, page 144

Opinion of Duff & Phelps, LLC, page 145

1. Please disclose that Duff & Phelps has consented to the use of its opinion in the prospectus.

Fees and Expenses, Prior Relationships, page 150

2. Please quantify the fees paid to Duff & Phelps for the delivery of its opinion.

Management Projections, page 151

3. We note the disclaimer in the last sentence of the third paragraph by Sears Holdings, SHO and their affiliates relating to the Management Projections. While it may be

acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Exhibit 99.7

4.   We note the statement in the last paragraph on page 4 that "[t]his Opinion is furnished solely for the use and benefit of the Board of Directors." Because this limitation on reliance by shareholders in Duff & Phelps's opinion is inconsistent with the disclosures relating to the opinion, please delete such limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Dane A. Drobny
        Sears Holdings Corporation

        Steven J. Slutzky
        Debevoise & Plimpton LLP